Exhibit 99.1

TD Bank Group Announces Intention to Repurchase for Cancellation up to 30 Million of its Common Shares

TORONTO, October 24, 2019 /CNW/ - TD Bank Group (TD) (TSX: TD) announced today that, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX), it intends to terminate its existing normal course issuer bid and launch a new normal course issuer bid to repurchase for cancellation up to 30 million of its common shares, representing approximately 1.7% of the 1,811,507,064 common shares issued and outstanding as at September 30, 2019. TD will file a notice of intention with the TSX in this regard.

TD’s existing normal course issuer bid to repurchase up to 20 million of its common shares commenced on June 18, 2019 and was scheduled to terminate on June 17, 2020, unless terminated earlier in accordance with its terms. TD has repurchased all 20 million of its common shares under its existing normal course issuer bid, at an average price of $75.35 per share for a total amount of $1.5 billion, and now intends to launch a new normal course issuer bid to repurchase for cancellation up to 30 million of its common shares. TD’s existing normal course issuer bid will be terminated prior to commencing purchases under the new normal course issuer bid.

TD may commence purchases under the bid, continuing for up to one year, after the TSX has accepted the notice of intention. Repurchases will be made through the facilities of the TSX as well as through other designated exchanges and alternative trading systems in Canada in accordance with applicable regulatory requirements. The price paid for such repurchased shares will be the market price of such shares at the time of acquisition or such other price as may be permitted by the TSX. All repurchased shares will be cancelled. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

As at July 31, 2019, the Bank's Common Equity Tier 1, Tier 1 and Total Capital ratios were 12.0%, 13.4% and 16.1%, respectively.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on July 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Julie Bellissimo, Media Relations, julie.bellissimo@td.com, 416-965-6050; Gillian Manning, Investor Relations, 416-308-9030